Exhibit 99.4

CONSENT OF QUALIFIED PERSON

June 8, 2026

VIA SEDAR+

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

Autorité des marches financiers

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Superintendent of Securities (Nunavut)

Office of Superintendent of Securities (Yukon)

(collectively, the “Securities Regulatory Authorities”)

AND TO:

Eldorado Gold Corporation (the “Company”)

I, Lindsay Moreau-Verlaan, P.Eng., consent to the public filing by the Company of the technical report entitled “Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” with an effective date of March 12, 2025, prepared for Foran Mining Corp. and readdressed to Eldorado Gold Corporation on June 8, 2026 (the “Technical Report”) with the Securities Regulatory Authorities.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by the Company on its company website or otherwise.

I certify that I have read the Company’s News Release dated February 2, 2026 (the “News Release”). I hereby consent to the use of the Technical Report, including the incorporation by reference of, and extracts from, or a summary of, the Technical Report in the News Release. I confirm the News Release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

/s/ Lindsay Moreau-Verlaan
Lindsay Moreau-Verlaan, P.Eng.
Principal Geomechanic Consultant
RockEng Inc.